File No. 70 - 9611


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM U-1

DECLARATION WITH RESPECT TO
THE GUARANTY OF CERTAIN PERFORMANCE OBLIGATIONS
OF EUA COGENEX CORPORATION BY EASTERN UTILITIES ASSOCIATES

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

________________________________

EASTERN UTILITIES ASSOCIATES ("EUA")
750 West Center Street, P.O. Box 543, West Bridgewater, MA 02379

_________________________________

Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
750 West Center Street,
P.O. Box 543,
West Bridgewater, MA 02379

(Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775

        This Amendment No. 1 to the Declaration on Form U-1 of Eastern Utilities Associates ("EUA"), Commission File No. 70-9611, filed on January 19, 2000, hereby amends Item 6(a) of the Declaration by the filing herewith of Exhibit B-3 and Exhbit F .


ITEM 6.         EXHIBITS AND FINANCIAL STATEMENTS.

        (* Filed herewith)

        (a)     Exhibits.

                Exhibit B-1             Term Sheet

                Exhibit B-3             Performance Guaranty *

                Exhibit F               Opinion of Counsel  *

                Exhibit G               Proposed Form of Notice



S I G N A T U R E


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 14, 2000


EASTERN UTILITIES ASSOCIATES
By  /s/ Clifford J. Hebert, Jr,
    Clifford J. Hebert, Jr.
    Treasurer